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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Comu                             Cengiz                Jan
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

  c/o Airtech International Group, Inc., 15400 Knoll trail #106
--------------------------------------------------------------------------------
                                    (Street)

    Dallas                             TX                    75248
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

      5/31/98
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Airtech International Group, Inc. (AIRG)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

          Chief Executive Officer, Chairman of the Board

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [x]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock                          1,017,192                    D
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                            125,016                    I                   Shares owned by Alphatronics, Inc.
                                                                                          Under common ownership with
                                                                                          John Potter
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/98)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Preferred Series A     5/31/98    5/31/00        Common stock            1,148,751      one for one       D
(Right to Convert) (1)
--------------------------------------------------------------------------------------------------------------------
Debentures             5/31/98    5/31/00        Common stock           $ 871,880       $0.70             D
(Right to Convert) (1)
--------------------------------------------------------------------------------------------------------------------
Preferred Series A     5/31/98    5/31/00        Common stock             141,466       one for one       I  (2)
(Right to Convert) (1)
--------------------------------------------------------------------------------------------------------------------
Debentures             5/31/98    5/31/00        Common stock           $109,160        $0.70             I  (2)
(Right to Convert) (1)


====================================================================================================================================

Explanation of Responses:

(1) Such derivative securities were granted in conjunction with the merger of Interactive Technologies, Inc. (name changed to Airtech International Group, Inc. in October 1998) and Airtech International Corporation. All amounts are shown before the shareholders approved 1 for 5 Reverse Split of November 9, 1998.

(2) Derivatives are held in the name of Alphatronics, Inc. which is held under joint ownership between CJ Comu and John Potter.



/s/  CJ Comu                                                8/30/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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